Snow Lake Announces Adjournment of Annual Meeting of Shareholders

Manitoba, Canada, May 3, 2024 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ:LITM) ("Snow Lake" or the "Company") today announced that its 2024 Annual and General Special Meeting of the Shareholders ("Annual Meeting") which was originally scheduled for May 2, 2024 at 1:00 pm, Central/Winnipeg Time, has been adjourned to May 8, 2024, at 1:00 pm, Central/Winnipeg Time, without any business being conducted, and with respect to all proposals described in Snow Lake's Notice of Annual General and Special Meeting of the Shareholders and Management Information Circular, as filed on SEDAR+ and furnished on Form 6-K with the U.S. Securities and Exchange Commission on April 11, 2024, due to lack of the required quorum on May 2, 2024. The Company achieved the required quorum on May 3, 2024.

A quorum of shareholders is present at the Annual Meeting for the transaction of business if the holders of not less than 40% of the Company's issued and outstanding common shares are present or represented by proxy, irrespective of the number of persons actually present at the Meeting.

The adjourned Annual Meeting will continue to be held virtually on May 8, 2024, through the Zoom videoconference at the following link: https://us06web.zoom.us/j/87634164337 (Meeting ID: 876 3416 4337). The record date for the adjourned Annual Meeting continues to be March 15, 2024.

During the current adjournment, the Company expects to continue to solicit votes from its shareholders with respect to the proposals set forth in the Company's proxy statement. As set forth in the Notice of Annual General and Special Meeting of the Shareholders and Management Information Circular, the Company has engaged a proxy solicitor, Endeavor Trust Corporation, to assist management with obtaining adequate votes to achieve the required quorum of at least 40% of the Company's issued and outstanding common shares.

Only shareholders of record, as of the record date, March 15, 2024, are entitled to and are being requested to vote. Proxies previously submitted in respect of the Annual Meeting will be voted at the adjourned Annual Meeting unless properly revoked, and shareholders who have previously submitted a proxy or otherwise voted need not take any action.

Shareholders who have any questions or require any assistance with completing a proxy or voting instruction form or who do not have the required materials, may contact Endeavor Trust Corporation, using the following contact information 702 - 777 Hornby Street, Vancouver, BC V6Z 1S4, Telephone: 604-559-8908, Email: proxy@endeavortrust.com.

To vote, please contact our proxy solicitor, Endeavor Trust Corporation or your broker.

If the number of additional common shares voted at the adjourned Annual Meeting is not sufficient to reach a quorum, the Company may seek to adjourn the Annual Meeting again, which will require the Company to incur additional costs.

Important Information

This material may be deemed to be solicitation material in respect of the Annual Meeting to be reconvened and held on May 8, 2024. In connection with the Annual Meeting, the Company furnished on Form 6-K a Notice of Annual General and Special Meeting of the Shareholders and Management Information Circular with the SEC on April 11, 2024. BEFORE MAKING ANY VOTING DECISIONS, SECURITY HOLDERS ARE URGED TO READ THE NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE ANNUAL MEETING. The Notice of Annual General and Special Meeting of the Shareholders and Management Information Circular was mailed to shareholders who are entitled to vote at the Annual Meeting. No changes have been made in the proposals to be voted on by shareholders at the Annual Meeting. The Company's Notice of Annual General and Special Meeting of the Shareholders and Management Information Circular and any other materials filed by the Company with the SEC can be obtained free of charge at the SEC's website at sec.gov or the Company's website at https://snowlakelithium.com/investors/.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian clean energy development company listed on NASDAQ:LITM with a global portfolio of clean energy mineral projects comprised of two hard rock lithium projects and two uranium projects. The Snow Lake Lithium™ Project is an advanced stage exploration project located in the Snow Lake region of Northern Manitoba and the Shatford Lake Lithium Project is an exploration stage project located adjacent to the Tanco lithium mine in Southern Manitoba. The Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia. Snow Lake is focused on advancing all of its projects through the various phases of exploration and development and into production in order to supply the minerals and resources needed for the clean energy and electric vehicle transitions. Learn more at www.snowlakelithium.com.

Forward-Looking Statements: This press release is not intended to, and shall not, constitute an offer to purchase or sell shares of Snow Lake; nor is this press release intended to solicit a proxy from any shareholder of Snow Lake. Snow Lake and its management, and other persons may be deemed under the rules of the Securities and Exchange Commission to be participants in the solicitation of proxies from shareholders in connection with the matters described above. Information about the Company's management may be found in the Notice of Annual General and Special Meeting of the Shareholders and Management information Circular.

Certain statements made in this news release that are not historical facts are referred to as "forward-looking statements" under the U.S. federal securities laws. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from the historical experience of Snow Lake and its present expectations or projections. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Snow Lake undertakes no responsibility to update publicly or revise any forward-looking statements.

Contact and Information

Frank Wheatley, CEO

+1 (604) 562-1916

Investor Relations

Investors:  ir@snowlakelithium.com

Website:  www.snowlakelithium.com

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